UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Viper Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000001 per share

(Title of Class of Securities)

927959106

(CUSIP Number)

November 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Warwick Royalty and Mineral Master Fund LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,018,760
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,018,760

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,018,760
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.4%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 87,095,324 Class A shares outstanding as of November 13, 2023, as reported in the Issuer’s registration statement on Form S-3ASR filed with the SEC on November 13, 2023.

1.	Names of Reporting Persons Alfredo Mattera
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,018,760
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,018,760

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,018,760
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.4%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 87,095,324 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s registration statement on Form S-3ASR filed with the SEC on November 13, 2023.

1.	Names of Reporting Persons Ian Burgess
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,018,760
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,018,760

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,018,760
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.4%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 87,095,324 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s registration statement on Form S-3ASR filed with the SEC on November 13, 2023.

Item 1(a).	Name of Issuer

Viper Energy, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

500 West Texas Avenue, Suite 1200

Midland, TX 79701

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Warwick Royalty and Mineral Master Fund LP (“Master Fund”)

(ii)	Alfredo Mattera

(iii)	Ian Burgess

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Warwick Capital Partners LLP

86 Duke Of York Square, 3rd Floor

London, SW3 4LY

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.000001 per share (“Class A Shares”).

Item 2(e).	CUSIP Number

927959106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Master Fund directly holds 9,018,760 Class A Shares, representing 10.4% of the 87,095,324 Class A Shares outstanding as of November 13, 2023, as reported in the Issuer’s registration statement on Form S-3ASR filed with the SEC on November 13, 2023. Warwick Royalty and Mineral Fund GP Limited (“Fund GP”) is the general partner of Master Fund. Alfredo Mattera and Ian Burgess share the power to make voting and investment decisions with regard to Fund GP. As such, each of Messrs. Mattera and Burgess may be deemed to beneficially own the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

Warwick Royalty and Mineral Master Fund LP

By: Warwick Royalty and Mineral Fund GP Limited
Its: General Partner

By:	/s/ Ralph Woodford
Name:	Ralph Woodford
Title:	Director

/s/ Alfredo Mattera
Alfredo Mattera

/s/ Ian Burgess
Ian Burgess

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of November 13, 2023